EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

ViroPharma Incorporated

Schedule of Ratio of Earnings to Fixed Charges

	Nine-Months Ended September 30,	Year Ended December 31,
	2004	2003	2002	2001	2000	1999
Net Loss from continuing operations	$(25,324,802)	$(36,941,939)	$(26,622,883)	$(78,481,204)	$(41,817,374)	$(29,500,038)
Add:
Fixed charges	6,667,988	8,998,924	11,434,451	11,978,112	10,100,287	434,786

Earnings as adjusted	$(18,656,814)	$(27,943,115)	$(15,188,432)	$(66,503,092)	$(31,717,087)	$(29,065,252)

Fixed Charges:
Interest (gross)	5,775,450	7,825,658	10,248,483	10,800,693	9,102,914	153,956
Portion of rent representative of the interest factor	440,439	561,376	400,253	358,962	319,110	280,830
Amortization of debt issuance costs	452,099	611,890	787,715	818,457	678,263	—

Total fixed charges	$6,667,988	$8,998,924	$11,434,451	$11,978,112	$10,100,287	$434,786

Deficiency of earnings to cover fixed charges	$25,324,802	$36,941,939	$26,622,883	$78,481,204	$41,817,374	$29,500,038